

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-mail</u>
Mr. Michael H. Tardugno
 President and Chief Executive Officer
Celsion Corporation
10220-L Old Columbia Road
Columbia, MD 21046-2364

> **Re:** **Celsion Corporation**
> **Registration Statement on Form S-3**
> **Filed June 17, 2011**
> **Amendment No. 1 to Registration Statement on Form S-3/A**
> **Filed June 22, 2011**
> **File No. 333-174960**

Dear Mr. Tardugno:

We limited our review of your registration statement to inclusion of the delaying amendment contemplated by Rule 473 of the Securities Act of 1933. In response to our oral request of June 22, 2011 you filed a pre-effective amendment on same date including the delaying amendment. We have no additional comments at this time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

You may contact Rose Zukin at (202) 551-3239 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Blake Hornick, Esq.
         Seyfarth Shaw LLP
         620 8th Ave.
         New York, NY 10018